December 4, 2017

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Stephen Krikorian
Melissa Walsh
Jan Woo
Bernie Nolan

Re:	Dropbox, Inc.
Draft Registration Statement on Form S-1
Submitted October 11, 2017
CIK No. 0001467623

Ladies and Gentlemen:

On behalf of our client, Dropbox, Inc. (“Dropbox” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 7, 2017, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on October 11, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on October 11, 2017), all page references herein correspond to the page of the revised draft of the Registration Statement.

Securities and Exchange Commission

December 4, 2017

Prospectus Summary

Our Business, Page 1

1.	You disclose that you serve more than 500 million registered users and 10 million paying users, and had more than 400 million devices actively connected to your platform in the second quarter of 2017. Disclose how you define an “actively connected device” and explain how you measured activity for the purpose of calculating this metric. Provide more context by disclosing the number of active registered users for each period presented. Further, disclose the number of unique registered users and, separately, the number of unique paying users, as well as the relationship of each group to the 400 million actively connected devices. In this regard, we note your disclosure that a majority of your registered users never convert to a paid subscription, some users have installed your platform on more than one device, and some users have more than one active license.

The Company respectfully advises the Staff that it defines an “actively connected device” as a desktop, laptop, phone, or tablet on which the Dropbox application has been installed, and from which the application has been launched and made a request to the Dropbox server at least once in the applicable quarter. The Company has added disclosure on page 87 to address the Staff’s comment.

The Company believes that the number of actively connected devices is meaningful to investors because it shows the large number of touchpoints the Company has to communicate with its users, without any external marketing spend, to encourage them to convert to paying users and upgrade to premium offerings. Further, this metric is relevant to an understanding of the Company’s business because it demonstrates the scale and volume at which the Company operates.

Given the Company’s purpose for disclosing actively connected devices, the Company respectfully advises the Staff that it does not believe disclosing active registered users is necessary to give more context to the metric. In addition, like other software-as-a-service companies, the Company does not regularly monitor active user metrics. The number of active registered users has historically varied due to factors such as seasonal fluctuations and marketing campaigns, and the Company has not observed a positive correlation between active registered users and paying users. As a result, management does not use this information to manage the business, and the Company does not believe that it would be meaningful to investors.

Further, the Company respectfully advises the Staff that it cannot provide an accurate assessment of the number of unique registered users or unique paying users. Each Dropbox account is linked to a unique email account, but the Company cannot determine whether or not multiple email accounts belong to one person, except in very limited circumstances when a person chooses to link a business account to a personal account, or vice versa. Accordingly, the Company believes providing any such information could be potentially misleading to investors.

Our Growth Strategy, page 4

2.	You estimate that 300 million registered users “have characteristics—including certain email domains, devices, and geographies—that make them more likely to pay over time.” Please clarify the basis for your estimate and disclose the underlying assumptions.

Securities and Exchange Commission

December 4, 2017

The Company respectfully advises the Staff that substantially all of its paying users have at least one of the following characteristics: (i) they have used a business domain email to sign up to the Company’s platform; (ii) they have used specific types of laptop, phone, or tablet devices to access the Company’s platform; or (iii) they signed up from certain countries in more developed markets in North America, Europe, and Asia Pacific, and have linked a desktop or laptop computer to the Company’s platform. The Company estimates that approximately 300 million of its registered users have one or more of the characteristics described above. As a result, the Company believes that this subset of registered users is more likely than other registered users to become paying users over time. The Company has added disclosure on page 59 to address the Staff’s comment.

Key Business Metrics, page 13

3.	We note that you do not track the retention rates of your “individual users.” Please clarify whether you track the retention rates of your paying users. If so, please disclose the retention rates regarding your paying user base as well as your customer base for each period presented. In this regard, we note your disclosure on page 15 that your business depends in part on your ability to retain paying users.

The Company respectfully advises the Staff that the Company’s management does not actively track individual user retention rate for paying users or use it to manage the Company’s operations. The Company focuses on the aggregate performance over time of its paying users as described on pages 60 and 61. The Company evaluates the aggregate performance of users as they convert from registered users to paying users, upgrade to premium subscription offerings, purchase additional licenses, and renew their subscriptions. The Company believes that this approach is more appropriate given the high transaction volume and user scale of the Company’s business model. In addition, the Company believes that disclosure of its cohort trends is more relevant and valuable for investors to evaluate the Company’s business, as it takes into account a broad range of factors such as user conversion, upgrades, expansion, downgrades, and churn, and helps investors understand the Company’s ability to increase revenue across its existing user base.

Risk Factors, page 15

4.	We note the reference to the provision in your amended and restated bylaws that will provide that certain litigation against you, your officers, or your directors may only be brought in a state or federal court located within the State of Delaware. You, however, do not also refer to the provision in your amended and restated certificate of incorporation that will provide that “the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act” as disclosed on page 129. Please include a separate risk factor that highlights the substance of both these exclusive forum provisions.

The Company respectfully advises the Staff that it has added the disclosure on page 41 to address the Staff’s comment. The Company further advises the Staff that it has revised the disclosure on page 138 to clarify that the Company’s amended and restated bylaws will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Securities and Exchange Commission

December 4, 2017

5.	Please include a separate risk factor highlighting the conflicts of interest and required participation of a qualified independent underwriter as a result of your underwriters receiving a portion of the net proceeds to repay indebtedness that will be outstanding prior to the completion of this offering.

The Company respectfully advises the Staff that it has added an additional risk factor on page 41 to address the Staff’s comment.

Risks Related to Our Business and Our Industry

“We are subject to export and import control laws and regulation . . . ,” page 26

6.	You disclose that in 2017 you discovered that your platform had been accessed by certain users in countries that are the subject of U.S. sanctions. Please identify those countries to us.

The Company respectfully advises the Staff that, during a recent review of its customer records, the Company discovered that its platform had been accessed by users associated with IP addresses resolving to the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan, and Syria. Under the applicable export-control classifications, the Company’s mass-market software is not subject to the Export Administration Regulations (“EAR”). In addition, the Company is able to rely on various general licenses under the Office of Foreign Assets Control (“OFAC”) regulations (e.g., the “personal communications” general licenses) to provide the majority of its software and services to OFAC-sanctioned countries and regions. Based on the Company’s review of applicable regulations, it is unclear, however, whether this authorization extends to certain instances of use of the Company’s platform when accessed from North Korea, Syria, and Crimea. The Company has thus determined to investigate and disclose potential noncompliance to OFAC and to remediate any compliance gaps. To this end, the Company submitted an initial Voluntary Self-Disclosure to OFAC on October 6, 2017, and is interfacing directly with OFAC to address these issues.

7.	A question and answer session about access posted on your website states that Dropbox does not support access to some of its services in countries including Syria. We also note a recent news article reports that your Dublin office is focused on supporting your Europe, Middle East and Africa consumer and business users. Syria and Iran, located in the Middle East, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Sudan, located in Africa, is designated by the State Department as a state sponsor of terrorism and is subject to U.S. export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Iran and Sudan, whether through subsidiaries, partners, integration partners, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria, Iran or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Securities and Exchange Commission

December 4, 2017

The Company respectfully advises the Staff that it is able to lawfully provide access to its platform in Syria, Iran, and Sudan in most circumstances pursuant to OFAC general licenses and subject to the terms of those countries’ various general licenses. The Company also employs IP address blocking to prevent certain instances of use of its platform in some countries and regions, including Syria.    The Company is currently evaluating the extent of its past, current, and anticipated future contacts with Syria, Iran, and Sudan (other than those that are permitted pursuant to OFAC general licenses) as part of its assessment of compliance with OFAC regulations and will disclose related information directly to OFAC as part of the self-disclosure process. To the Company’s knowledge, it does not have any partners, integration partners, or other direct or indirect non-customer contacts with Syria, Iran, and Sudan. Further, to the Company’s knowledge, it also does not have any customers that are governmental agencies of those countries or entities controlled by such governments.

“We are an ‘emerging growth company’ and we cannot be certain if reduced . . . ,” page 34

8.	You state that you could be an emerging growth company for as long as five years following the completion of this offering but “expect not to be [one] sooner.” Please revise this risk factor and the related disclosure on page 6 to clarify that you would lose your status as an emerging growth company when and if you have annual revenues of $1.07 billion or more. Explain that if you no longer are eligible to be an emerging growth company, you would continue to be treated as such until you consummate this offering. Refer to Question 3 of our JOBS Act FAQs.

The Company respectfully advises the Staff that it has revised the disclosure on pages 6 and 34 to address the Staff’s comment. The Company supplementally advises the Staff that if its revenue exceeds the emerging growth company thresholds for the year ended December 31, 2017, it will further revise its disclosure to clarify to investors that it will lose emerging growth company status upon consummation of this offering.

“Our revolving credit facility provides our lenders with a first priority lien . . . ,” page 35

9.	You state that your revolving credit facility is secured by substantially all your intellectual property and certain other assets. If material, please identify the “certain other assets” as well as the extent to which they have been pledged as collateral. In this regard, the agreement provided as Exhibit 10.15 shows that you have pledged all your equity interest in CloudOn, Inc., a wholly-owned subsidiary.

The Company respectfully advises the Staff that “certain other assets” refers to the Company’s equity interest in CloudOn, Inc., which is an immaterial subsidiary of the Company. As such, the Company believes the current disclosure is appropriate.

Securities and Exchange Commission

December 4, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business, page 55

10.	Please revise your overview section to address material opportunities, challenges and risks, such as those posed by competitors whose products have customarily been tailored to suit the needs of enterprise customers, as well as your ability to offer a new product with business-grade tools to independent workers. Further, consider explaining the impact of recent announcements regarding your business subscription plans on your user conversions, upgrades, and renewals. In this regard, we note that you permitted your current business customers to access all the new features offered by the Advanced product without incurring a substantial increase in pricing until their 2018 renewal. We also understand that customers that have been subscribed to your Dropbox Business product and use more than 2TB of storage space must upgrade to the Advanced plan. See Item 303(a) of Regulation S-K and Section III.A of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it has added disclosure regarding the Company’s material opportunities, challenges and risks on pages 62 and 63. Additionally, the Company updated its disclosure to reflect recent announcements of its Dropbox Professional subscription plan as well as other new features, most prominently on pages 88, 93, and 98 in the business section. The Company respectfully advises the Staff that its recent product announcements have not had a material impact on user conversions, upgrades, purchases of additional licenses, and renewals. The Company will continue to monitor its cohort revenue trends to determine whether the changes to the subscription plans have an impact on user conversions, upgrades, purchases of additional licenses, and renewals and, if such changes become meaningful and material to an investor’s understanding of the Company’s business, the Company will provide additional disclosure.

11.	You disclose that your business depends on your ability to upgrade paying users and to convert registered users to paying users. To help investors understand any known material trends and uncertainties regarding your users, please disclose the extent to which you have been dependent on upgrades versus conversions for revenue growth. Refer to Item 303(a)(iii)(2) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it believes that, historically, the substantial majority of its revenue growth has been derived from the conversion of registered users to paying users, which is evidenced by the close correlation between paying user growth and revenue growth, as set forth in the Company’s discussion of revenue in the comparison of the nine months ended September 30, 2016 and 2017 on page 69 of the Registration Statement. Moreover, the Company introduced its Professional and Advanced premium subscription plans for individuals and teams in 2017, and prior to that, paying users had limited opportunity to upgrade. At the same time, the Company’s self-serve business model has been designed to drive viral growth through both conversions and upgrades, and the Company’s management does not separately track revenue growth through conversions as compared to upgrades through its subscription plans. If the Company changes its strategy or begins monitoring the specific contribution of conversions compared to upgrades on its revenue growth in the future and, if such changes become meaningful and material to an investor’s understanding of the Company’s business, the Company will provide additional disclosure.

Securities and Exchange Commission

December 4, 2017

Our Attractive Cohort Economics, page 58

12.	You state that monthly recurring revenue tracks the total monthly subscription amount of “all paying users” as of the end of the month. We note, however, that “[a] majority of [y]our customers opt for [y]our annual plans.” Disclose the percentage of your subscription plans that are annual. To the extent you are including customers that opt for your monthly plans, please revise to explain why you believe it is reasonable to assume that you will generate recurring revenue from all such customers. This comment also applies to the annualized recurring revenue statistic that you discuss on page 60.

The Company respectfully advises the Staff that the proportion of annual subscriptions compared to other subscription lengths has been relatively consistent over time, and as such has not had a material impact on the Company’s results of operations from period to period. The Company further advises the Staff that it does not manage its business to optimize for any specific length of subscription. The Company has revised the disclosure on page 61 in response to the Staff’s comment and to clarify that the chart presents the monthly subscription amount over time and is not intended to be a predictive measure of recurring revenue. The Company has also revised the disclosure on page 60 to explain how the Company calculates the monthly subscription amount for paying users who opt for its monthly plans versus its annual plans. Further, the Company has revised the disclosure on page 62 to clarify that the metric presented reflects annualized revenue and not annualized recurring revenue.

Key Business Metrics, page 60

13.	Please disclose the number of customers who are individuals and the number of customers that are teams and organizations, including enterprises, for each period presented to provide additional context regarding your paying user metric. Further, provide quantitative information describing the extent to which larger companies have multiple teams of users. Your disclosure states that no customer represented more than 1% of revenue in the periods presented, but tell us whether any teams of users working within the same organization collectively represented 10% or more of your revenue during any of the periods presented. Refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages 57 and 99 to disclose the number of customers that are Dropbox Business teams and to disclose the percentage of paying users that subscribe to team plans. In addition, the Company has revised the disclosure to include the estimated percentage of paying users who use Dropbox for work and subscribe to an individual plan. The Company further advises the Staff that the Company cannot track the number of teams within organizations with numerical certainty, as a single organization could be comprised of one or more teams, and the Company does not have sufficient accurate information to confirm that teams are part of a single organization. The Company believes that the number of Dropbox Business teams as of a point in time is helpful for potential investors to understand the scale of the Company’s paying users that subscribe to its team plans and not as a comparative metric over time because revenue is driven by the number of discrete paying users rather than whether the subscription plan is for individuals or teams. As a result, changes in the number of Dropbox Business teams may not be correlated to, or indicative of, the Company’s revenue or the strength of its underlying business. The Company supplementally advises the Staff that, to its knowledge, there is no collection of teams within a single organization that in the aggregate represented 10% or more of the Company’s revenue during any of the periods presented.

Securities and Exchange Commission

December 4, 2017

Non-GAAP Financial Measure, page 61

14.	You state that free cash flow is useful in evaluating your operating performance. You explain, however, that this measure is useful information regarding cash provided by operating activities and cash used for investments in property and equipment. Further, you reconcile it to net cash provided by operating activities, which is a measure of liquidity. As your non-GAAP financial measure of free cash flow is explained as a liquidity measure, please revise to remove any indication that it is a measure of your performance. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.07 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that it has revised the disclosure on page 64 to address the Staff’s comment.

Results of Operations, page 65

15.	You indicate on page 61 that your ARPU declined for the year ended December 31, 2016 primarily due to foreign currency fluctuations and on page 80 that 23% of your sales in 2016 were denominated in currencies other than U.S. dollars. Please disclose the impact of foreign currency fluctuations on the changes in revenue, if material. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that it considered Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835 and concluded that the impact of foreign currency fluctuations for all periods presented was not material to understanding changes in its revenue. For the periods presented, the impact of foreign currency fluctuations contributed less than two percent to changes in its revenue. As such, the Company believes the current disclosure is appropriate.

Liquidity and Capital Resources, page 71

16.	Please disclose the amount of cash held overseas in order to provide an understanding of your sources of cash and the portion of total cash and cash equivalents that are not currently available to fund domestic operations without incurring taxes upon repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it has considered Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350. As of September 30, 2017, $87.1 million of the $422.7 million in cash and cash equivalents were held by the Company’s foreign subsidiaries. While the Company has sufficient cash and cash equivalents available to fund its domestic operations, if the cash and cash equivalents held by foreign subsidiaries were repatriated, the Company does not anticipate it would incur material additional taxes since, as of September 30, 2017, there were no cumulative undistributed earnings in the Company’s Irish subsidiary, and the amount of undistributed earnings in the Company’s other foreign subsidiaries is immaterial. In response to the Staff’s comment, the Company has revised the disclosure on page 74 to state that the foreign cash and cash equivalents held by international subsidiaries are not expected to be subject to material taxes upon repatriation.

Securities and Exchange Commission

December 4, 2017

Business

Our Customers, page 89

17.	You state that a large majority of individual customers use Dropbox for work, which provides you with an opportunity to increase conversion to Dropbox Business team offerings over time. Please disclose the number of individual customers using Dropbox for work and explain how you calculated that statistic. Explain any material differences between your contractual arrangements at the individual, team, and organizational levels, such as the right to cancellation. We note your disclosure on page 62 that your agreements are “generally” non-cancelable.

The Company respectfully advises the Staff that it estimates 50% of its 10 million paying users use Dropbox for work on an individual plan, representing a large majority of its total individual subscribers, and has revised its disclosure on pages 57 and 99 to reflect this figure. The Company has relied on both survey and platform engagement data to support its statement relating to the use of Dropbox for work. Platform engagement data includes information such as whether users have a business domain email address or have modified files with file extensions typically associated with the workplace.

The Company further advises the Staff that, generally, there are no substantive differences between its contracts with individuals, teams, and organizations. All customers pay the Company in advance for access to its platform and can choose to pay the Company on either a monthly or annual basis. Business customers can also elect to pay on a quarterly basis. These payments are generally non-refundable except where required by law.

Our Competition, page 93

18.	Please provide additional context regarding your competitive position. In this regard, explain the areas in which you compete with the companies listed in your filing such as Amazon, Apple, Atlassian, Google, and Microsoft. To the extent that you also compete with a small number of other competitors for customers using your Advanced or Enterprise plan, please identify those companies. Refer to Item 101(c)(1)(x) of Regulation S-K. Finally, you disclose that you are “uniquely” positioned to reimagine the way work gets done. Please clarify your basis for believing that you have a distinct competitive advantage regarding the ability to innovate products for the workplace.

The Company respectfully advises the Staff that it has revised the disclosure on pages 19 and 103 to provide additional context regarding the Company’s competitive position. Additionally, the Company has revised the disclosure on pages 1, 56, and 84 to clarify that the Company is “well” positioned to reimagine the way work gets done. The Company supplementally advises the Staff that given the Company’s scale, with more than 500 million registered users across its global sharing network, the Company is able to gain insights, develop new product experiences, and instantly deploy new innovations to its millions of users, which has provided the Company with a distinct competitive advantage regarding its ability to innovate products for the workplace.

Securities and Exchange Commission

December 4, 2017

Legal Proceedings, page 94

19.	Please identify the name of the court in which Synchronoss Technologies, Inc. has brought a claim against you for patent infringement. See Item 103 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 104 to address the Staff’s comment.

Executive Compensation, page 104

20.	We note that you have provided estimated compensation expected to be paid to your named executive officers in fiscal year 2017. Item 402(n) of Regulation S-K requires compensatory information for your last completed fiscal year. Please disclose the compensation paid to your named executive officers in fiscal year 2016. Further, to the extent that you awarded cash bonuses to your named executive officers in fiscal year 2016, clarify any individual performance factors that were considered in determining the cash bonus amounts payable. Refer to Item 402(o) of Regulation S-K. This comment also applies to your disclosure of director compensation. Refer to Item 402(r) of Regulation S-K.

The Company respectfully advises the Staff that it does not intend to distribute its preliminary prospectus for this offering until after the completion of fiscal year 2017. Pursuant to Items 402(n), (o) and (r) of Regulation S-K, the Company is required to disclose compensation of officers and directors for the last completed fiscal year.

In an analogous situation, pursuant to the Fixing America’s Surface Transportation Act, or the FAST Act, an emerging growth company is permitted to omit in its draft registration statement financial information for historical periods otherwise required by Regulation S-X if it reasonably believes the omitted information would not be required in the Form S-1 at the time of the offering, so long as prior to the distribution of the preliminary prospectus, the emerging growth company amends the registration statement to include all financial statements required by Regulation S-X at the time of the amendment.

The Company believes that the spirit of the FAST Act was to help issuers avoid the expense and time needed to prepare unnecessary information that will ultimately not be required by the time an offering commences. Given the additional time and process required to prepare compensation data for prior periods, the Company respectfully requests that the Staff permit the Company to present projected 2017 compensation data in its Registration Statement and update this compensation data with actual results for fiscal year 2017 prior to the distribution of its preliminary prospectus.

Securities and Exchange Commission

December 4, 2017

Certain Relationships, Related Party Transactions, and Other Transactions, page 116

21.	Please disclose the names of the holders of your capital stock who are parties to the Investor Rights’ Agreement and Voting Agreement. Refer to Item 404(a)(1) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 125 to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Unaudited pro forma balance sheet, page F-8

22.	You state that the unaudited pro forma balance sheet gives effect to the assumed conversion of the two-tier RSUs that had satisfied the Performance Vesting Condition as of June 30, 2017. Please revise this disclosure to clarify that these RSUs also met their service-based vesting conditions as of June 30, 2017. Also, revise Note 13 on page F-29 to provide corresponding disclosure.

The Company respectfully advises the Staff that it has revised the disclosure on pages F-9 and F-30 address the Staff’s comment.

Recently issued accounting pronouncements not yet adopted, page F-17

23.	You state that you expect the impact of adoption of Topic 842 to be material to total assets and liabilities on the consolidated balance sheets. Please quantify the impact of adoption to the extent that you have determined such amounts. If you cannot reasonably estimate the impact of adoption, please revise to provide more specific qualitative disclosures of the potential impact that this standard will have on your financial statements when adopted. Also describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. Refer to ASC 250-10-S99-6 and SAB Topic 11.M.

The Company respectfully advises the Staff that it has considered ASC 250-10-S99-6 and SAB Topic 11.M. In response to the Staff’s comment, the Company has revised the disclosure on pages F-17 and F-18 to provide more specific qualitative disclosures of the potential impact of adoption of Topic 842. The Company is in the initial stage of its assessment and will disclose an estimate of the impact of the adoption as more information is known.

Note 10. Commitments and Contingencies

Legal matters, page F-24

24.	In your discussion of legal proceedings on page 94, you state that the patent infringement lawsuit filed by Synchronoss Technologies, Inc. in April 2015 could have a material and adverse impact. However, you indicate here that the resolution of pending matters is not likely to have a material adverse impact. Please reconcile these two statements and clarify the probability of a loss being incurred. If the amount of any reasonably possible additional loss would be material, provide disclosures to comply with ASC 450-20-50.

Securities and Exchange Commission

December 4, 2017

The Company respectfully advises the Staff that it has revised the disclosure on page 104 to address the Staff’s comment. The Company further advises the Staff that at this stage in the proceedings and based on the information available we believe the probability of loss in the Synchronoss litigation to be remote. As such, in accordance with ASC 450-20-50, the Company respectfully advises the Staff that its disclosure regarding legal matters is adequate in Note 10 to its financial statements.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

26.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that, once available, it will supplementally provide the Staff with copies of the Company’s proposed graphics and artwork that it intends to use.

*****

Securities and Exchange Commission

December 4, 2017

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or TJeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Andrew W. Houston, Dropbox, Inc.
Ajay V. Vashee, Dropbox, Inc.
Bart E. Volkmer, Dropbox, Inc.
Mary Anne Becking, Dropbox, Inc.
Cara M. Angelmar, Dropbox, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP